Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Loss from operations	(49,849)	(33,950)	(15,890)	(10,311)	(2,057)	(178)
add: Fixed charges (see below)	116	58	53	32	1	—

Total earnings available for fixed charges	(49,733)	(33,892)	(15,837)	(10,279)	(2,056)	(178)
Fixed charges:
Interest expense on indebtedness	—	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	116	58	53	32	1	—

Total fixed charges	116	58	53	32	1	—

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(49,849)	(33,950)	(15,890)	(10,311)	(2,057)	(178)

$ in thousands